UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Arlo Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04206A101

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,991,727**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,991,727**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,991,727**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 668,600 shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,991,626*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,991,626*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,991,626*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 668,500 shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		345,744*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

345,744*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

345,744*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 100,000 shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,991,727*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,991,727*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,991,727*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 668,600 shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,991,626*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,991,626*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,991,626*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 668,500 shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		345,744*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

345,744*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

345,744*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 100,000 shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,329,097*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,329,097*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,329,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IA

* Includes 1,437,100 shares underlying call options currently exercisable as further described in Item 6.

8

CUSIP NO. 04206A101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,329,097*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,329,097*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,329,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,437,100 shares underlying call options currently exercisable as further described in Item 6.

9

CUSIP NO. 04206A101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Arlo Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3030 Orchard Parkway, San Jose, California 95134.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iii)	VIEX Special Opportunities Fund III, LP (“VSO III”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iv)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;
(v)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;
(vi)	Viex Special Opportunities GP III, LLC (“VSO GP III”), a Delaware limited liability company, as the general partner of VSO III;
(vii)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One, VSO II and VSO III; and
(viii)	Eric Singer, as managing member of each of VIEX GP, VSO GP II and VSO GP III, and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

10

CUSIP NO. 04206A101

(c)       The principal business of Series One, VSO II and VSO III is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VSO GP III is acting as the general partner of VSO III. The principal business of VIEX Capital is serving as the investment manager to Series One, VSO II and VSO III. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, VSO II, VSO III, VIEX GP, VSO GP II, VSO GP III and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,323,127 Shares beneficially owned by Series One is approximately $10,769,162, including brokerage commissions. The aggregate purchase price of the 668,600 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $1,485,294, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,323,126 Shares beneficially owned by VSO II is approximately $10,769,155, including brokerage commissions. The aggregate purchase price of the 668,500 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $1,458,085, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 245,744 Shares beneficially owned by VSO III is approximately $981,330, including brokerage commissions. The aggregate purchase price of the 100,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $231,000, including brokerage commissions

11

CUSIP NO. 04206A101

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in the Issuer based on the Reporting Persons’ belief that the Shares, when acquired, were materially undervalued and represented an attractive investment opportunity. The Reporting Persons have had discussions with management and the Issuer’s Board of Directors (the “Board”), including its Chairman, regarding the Reporting Persons’ concerns with the Issuer’s fourth quarter financial results and 2019 guidance, which concerns appear to be shared by other stockholders given the significant declines in the Issuer’s stock price.  In the Reporting Person’s view, the market’s reaction should signify to the Board the complete rejection of the Issuer’s 2019 operating plan. The Reporting Persons believe the Issuer must take immediate steps to improve its operating model, including, but not limited to, materially reducing its cash burn and enacting a pathway to improving its gross margins and profitability while maintaining the integrity of the Issuer’s balance sheet.  The Reporting Persons call upon management and the Board to communicate these plans publicly to investors in the near term. Concurrently, the Reporting Persons believe that the Issuer should be mindful of, and open to, initiatives that can maximize stockholder value. If the Issuer does not take appropriate action that the Reporting Persons believe are imperative to reduce cash burn and maximize stockholder value, then the Reporting Persons will hold the Board accountable by, among other things, seeking representation at the 2019 annual meeting of stockholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 74,255,189 Shares outstanding, which is the total number of Shares outstanding as of February 1, 2019 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 22, 2019.

A.	Series One
(a)	As of the close of business on February 25, 2019, Series One beneficially owned 2,991,727 Shares, including 668,600 shares underlying call options currently exercisable .

Percentage: Approximately 4.0%

12

CUSIP NO. 04206A101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,991,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,991,727

(c)	The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on February 25, 2019, VSO II beneficially owned 2,991,626 Shares, including 668,500 shares underlying call options currently exercisable.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,991,626
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,991,626

(c)	The transactions in the Shares by VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	VSO III
(a)	As of the close of business on February 25, 2019, VSO III beneficially owned 345,744 Shares, including 100,000 shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 345,744
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 345,744

(c)	The transactions in the Shares by VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 2,991,727 Shares beneficially owned by Series One, including 668,600 shares underlying call options currently exercisable.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,991,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,991,727

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the shares on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 04206A101

E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,991,626 Shares beneficially owned by VSO II, including 668,500 shares underlying call options currently exercisable.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,991,626
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,991,626

(c)	VSO GP II has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 345,744 Shares beneficially owned by VSO III, including 100,000 shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 345,744
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 345,744

(c)	VSO GP III has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference
G.	VIEX Capital
(a)	VIEX Capital, as the investment manager to Series One, VSO II and VSO III, may be deemed the beneficial owner of the (i) 2,991,727 Shares beneficially owned by Series One, (ii) 2,991,626 Shares beneficially owned by VSO II and (iii) 345,744 Shares beneficially owned by VSO III, including 1,437,100 shares underlying call options currently exercisable.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,329,097
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,329,097
(c)	VIEX Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One, VSO II and VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
14

CUSIP NO. 04206A101

H.	Eric Singer
(a)	Mr. Singer, as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 2,991,727 Shares beneficially owned by Series One, (ii) 2,991,626 Shares beneficially owned by VSO II and (iii) 345,744 Shares beneficially owned by VSO III, including 1,437,100 shares underlying call options currently exercisable.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,329,097
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,329,097
(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One, VSO II and VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 26, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Series One has purchased in over-the-counter market American-style call options referencing an aggregate of 668,600, which have an exercise price of $2.00 and expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Series One has sold short in over-the-counter market American-style put options referencing an aggregate of 602,600 Shares and 250,000 Shares, which have an exercise price of $4.00 and $5.00, respectively, and each of which expire on July 19, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

15

CUSIP NO. 04206A101

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 668,500 Shares, which have an exercise price of $2.00 and expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold short in over-the-counter market American-style put options referencing an aggregate of 604,500 Shares and 252,000 Shares, which have an exercise price of $4.00 and $5.00 respectively, and each of which expire on July 19, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein. In addition, VSO II has sold short in over-the-counter market American-style put options referencing an aggregate of 100,000 Shares, 508,100 Shares and 100,000 Shares, which have an exercise price of $3.00, $4.00 and $5.00 respectively, and each of which expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO III has purchased in over-the-counter market American-style call options referencing an aggregate of 100,000 Shares, which have an exercise price of $2.00 and expire on October 18, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX Special Opportunities Fund III, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated February 26, 2019.

16

CUSIP NO. 04206A101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

17

CUSIP NO. 04206A101

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

18

CUSIP NO. 04206A101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of Common Stock	396,254	7.1298	02/05/2019
Purchase of Common Stock	1,325,300	4.2249	02/06/2019
Purchase of Common Stock	125,000	3.6681	02/08/2019
Short Sale of July 2019 Put Option ($5.00 Strike Price)[1]	(200,000)	1.6751	02/08/2019
Short Sale of July 2019 Put Option ($4.00 Strike Price)[1]	(100,000)	0.8505	02/11/2019
Purchase of Common Stock	5,000	3.4500	02/12/2019
Short Sale of July 2019 Put Option ($4.00 Strike Price)[1]	(252,600)	0.9584	02/12/2019
Short Sale of July 2019 Put Option ($5.00 Strike Price)[1]	(50,000)	1.5500	02/13/2019
Short Sale of July 2019 Put Option ($4.00 Strike Price)[1]	(50,000)	0.7500	02/14/2019
Short Sale of July 2019 Put Option ($4.00 Strike Price)[1]	(100,000)	0.8000	02/15/2019
Short Sale of July 2019 Put Option ($4.00 Strike Price)[1]	(100,000)	0.7524	02/19/2019
Purchase of Common Stock	216,923	3.9263	02/20/2019
Purchase of Common Stock	33,987	3.6630	02/20/2019
Purchase of October 2019 Call Option ($2.00 Strike Price)[2]	344,900	2.0844	02/20/2019
Purchase of Common Stock	76,088	3.8376	02/21/2019
Purchase of October 2019 Call Option ($2.00 Strike Price)[2]	175,000	2.3500	02/21/2019
Purchase of Common Stock	1,055	3.9600	02/22/2019
Purchase of Common Stock	143,520	4.0649	02/22/2019
Purchase of October 2019 Call Option ($2.00 Strike Price)[2]	148,700	2.3433	02/22/2019

CUSIP NO. 04206A101

VIEX special opportunities fund ii, LP

Purchase of Common Stock	396,253	7.1298	02/05/2019
Purchase of Common Stock	1,325,300	4.2249	02/06/2019
Purchase of Common Stock	125,000	3.6681	02/08/2019
Short Sale of July 2019 Put Options (Strike Price $5.00)[1]	(200,000)	1.6751	02/08/2019
Short Sale of July 2019 Put Options (Strike Price $4.00)[1]	(100,000)	0.8505	02/11/2019
Purchase of Common Stock	5,000	3.4500	02/12/2019
Short Sale of July 2019 Put Options (Strike Price $4.00)[1]	(252,500)	0.9584	02/12/2019
Short Sale of July 2019 Put Options (Strike Price $5.00)[1]	(50,000)	1.5500	02/13/2019
Short Sale of July 2019 Put Options (Strike Price $4.00)[1]	(50,000)	0.7500	02/14/2019
Short Sale of July 2019 Put Options (Strike Price $4.00)[1]	(100,000)	0.8000	02/15/2019
Short Sale of July 2019 Put Options (Strike Price $4.00)[1]	(100,000)	0.7524	02/19/2019
Purchase of Common Stock	216,923	3.9263	02/20/2019
Purchase of Common Stock	33,987	3.6630	02/20/2019
Short Sale of July 2019 Put Options (Strike Price $4.00)[1]	(2,000)	0.5375	02/20/2019
Short Sale of July 2019 Put Options (Strike Price $5.00)[1]	(2,000)	1.3000	02/20/2019
Purchase of October 2019 Call Options (Strike Price $2.00)[2]	344,800	2.0844	02/20/2019
Short Sale of July 2019 Put Options (Strike Price $4.00)[1]	(408,100)	0.9010	02/20/2019
Short Sale of October 2019 Put Options (Strike Price $5.00)[3]	(100,000)	1.7000	02/20/2019
Purchase of Common Stock	76,087	3.8376	02/21/2019
Purchase of October 2019 Call Options (Strike Price $2.00)[2]	175,000	2.3500	02/21/2019
Short Sale of October 2019 Put Options (Strike Price $3.00)[3]	(100,000)	0.4000	02/21/2019
Purchase of Common Stock	1,055	3.9600	02/22/2019
Purchase of Common Stock	143,521	4.0649	02/22/2019
Purchase of October 2019 Call Options (Strike Price $2.00)[2]	148,700	2.3433	02/22/2019
Short Sale of October 2019 Put Options (Strike Price $4.00)[3]	(100,000)	0.8004	02/22/2019

CUSIP NO. 04206A101

VIEX special opportunities fund iIi, LP

Purchase of Common Stock	245,744	3.9883	02/25/2019
Purchase of October 2019 Call Options (Strike Price $2.00)[2]	100,000	2.3000	02/25/2019

___________________________

1 Represents shares underlying American-Style put option sold short in the over-the-counter market. These put option expire on July 19, 2019.

2 Represents shares underlying American-Style call option purchased in the over-the-counter market. These call options expire on October 18, 2019.

3 Represents shares underlying American-Style put option sold short in the over-the-counter market. These put option expire on October 18, 2019.